UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2022

Commission File Number: 001-39992

 Immunocore Holdings plc
(Translation of registrant’s name into English)

92 Park Drive
Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) of Immunocore Holdings plc (the "Company"), excluding Exhibit 99.1 hereto, shall be deemed to be incorporated by reference into the Company's registration statement on Form F-3ASR (File No. 333-264105) and the Company's registration statements on Form S-8 (File Nos. 333-255182 and 333-265000) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On December 2, 2022, the Company announced its collaboration with Gadeta B.V. to develop a gamma delta ImmTAC® candidate for solid tumors. A copy of the press release is furnished as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 2, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNOCORE HOLDINGS PLC

Date:	December 2, 2022	By:	/s/ Bahija Jallal, Ph.D.
			Name:	Bahija Jallal, Ph.D.
			Title:	Chief Executive Officer